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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                  FILING NO. 1 FOR THE MONTH OF NOVEMBER, 1999



                              VISIBLE GENETICS INC.
                           (Exact name of Registrant)

             700 BAY STREET, SUITE 1000, TORONTO ON, CANADA M5G 1Z6
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F /X/   Form 40-F / /


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes / /    No /X/

--------------------------------------------------------------------------------

                              VISIBLE GENETICS INC.

        On November 10, 1999, Visible Genetics Inc. (the "Company") issued press releases covering the following:

        1. FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 1999. The Company reported sales of $3.5 million for the third quarter ended September 30, 1999, compared to $3.2 million for the same period in 1998. The net loss for the quarter was $7.0 million or $0.82 per share, compared to $3.3 million or $0.44 per share for the same period in 1998. The sales for the first nine months of 1999 were $8.7 million with a net loss of $18.5 million or $2.03 per share, compared to sales of $6.8 million and a loss of $10.5 million or $1.42 per share for the corresponding period in 1998. The increase in the net loss for the quarter was due to increased expenses related to the Company's HIV-1 Genotyping Assay clinical trials and related expenses required for its Food and Drug Administration application, for expansion of its international sales and marketing activities, and one time general and administration expenses of $1.0 million related to facility consolidation and personnel costs. The Company's third quarter results are set forth in full on Exhibit 1 annexed to this report. (All amounts are in United States dollars.)

        2. RETIREMENT OF JOHN K. STEVENS. Dr. John K. Stevens, the Company's founder, and Chairman has decided to retire from the Board of Directors to pursue another new venture full time.

        The Company reports hereby that in accordance with the terms of his employment agreement, Dr. Stevens will receive a severance package of 2 years salary plus benefits. The Company has extended the termination date of Dr. Stevens' options until 2003. Upon retirement, Dr. Stevens repaid a $323,405 loan owed to the Company which was payable in 2006 and a $50,000 loan owed to the Company which was payable in December 1999.


        3. APPOINTMENT OF TIMOTHY W. ELLIS AS COO. Timothy W. Ellis has been appointed Chief Operating Officer for the Company. In this role, he will be responsible in North America for achieving overall business objectives, organizing and developing the Company's sales and marketing activities, and managing all manufacturing including instruments, consumables and diagnostic kits.

        Mr. Ellis will be based in Atlanta, where the Company's wholly owned subsidiary, Applied Sciences, Inc. is currently located. The Company is in the process of establishing a new 100,000 square foot facility in Atlanta that will house its kit manufacturing operations, sales and marketing, and the existing Applied Sciences, Inc. operations.

        Mr. Ellis has been involved in the diagnostics business for over 25 years, having held a variety of positions with a number of companies including General Manager of Abbott Laboratories' Clinical Chemistry Business Unit, President of Dynex Technologies, and President of Genetic Systems Corporation. Mr. Ellis received Bachelor of Science and Master of Science degrees from Bradley University.

        4. RESIGNATION OF JEFFREY D. SHERMAN. Jeffrey D. Sherman, Chief Financial Officer, has left the Company to pursue other interests. A search firm has been retained to identify a suitable candidate to fill the vacancy. Mr. Sherman has been providing consulting services to the Company on an as required basis during the transition period.

        This Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors which may cause the Company's results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and the Company's products and other risks detailed from time to time in the Company's SEC filings, including its most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. The Company disclaims any intent or obligation to update these forward-looking statements.

        The Company hereby incorporates by reference this Form 6-K into the Company's Registration Statements on Form F-3 (File Nos. 333-67607 and 333-68939) and the Company's outstanding Registration Statements on Form S-8.

Exhibit 1. Third Quarter Financial Results

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         VISIBLE GENETICS INC.


Date: November 10, 1999                  By: /s/ Richard T. Daly
                                             --------------------------------
                                             Name: Richard T. Daly
                                             Title: President and CEO

                             VISIBLE GENETICS INC.
                          CONSOLIDATED BALANCE SHEETS
                       (UNAUDITED, UNITED STATES DOLLARS)


                                       SEPTEMBER 30        DECEMBER 31
                                           1999               1998
                                       ------------       ------------

ASSETS
CURRENT ASSETS
     Cash and cash equivalents         $  9,788,792       $  6,165,924
     Short-term investments               9,167,234          5,108,254
     Trade receivables                    5,785,875          4,770,796
     Other receivables                      711,282          1,445,820
     Prepaid and deposits                   522,149            233,072
     Inventory                            3,595,119          3,912,336
                                       ------------       ------------

TOTAL CURRENT ASSETS                     29,570,451         21,636,202

FIXED ASSETS                              4,170,827          3,877,163
                                          2,573,826          2,269,170
                                       ------------       ------------

PATENTS AND LICENCES                   $ 36,315,104       $ 27,782,535
                                       ============       ============

LIABILITIES
CURRENT LIABILITIES
     Notes payable                     $       --         $  7,494,877
     Accounts payable                     3,369,534          3,985,103
     Accrued liabilities                  1,544,972          1,723,840
                                       ------------       ------------

TOTAL CURRENT LIABILITIES                 4,914,506         13,203,820
                                       ------------       ------------


CONVERTIBLE PREFERRED STOCK              26,677,365               --
                                       ------------       ------------


SHAREHOLDERS' EQUITY
Share capital                            48,365,025         46,412,685
Other equity                             10,218,994          2,232,465
Cumulative translation adjustment          (404,504)            84,822
Deficit                                 (53,456,282)       (34,151,257)
                                       ------------       ------------

                                          4,723,233         14,578,715
                                       ------------       ------------

                                       $ 36,315,104       $ 27,782,535
                                       ============       ============

                              VISIBLE GENETICS INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                       (UNAUDITED, UNITED STATES DOLLARS)

                                               THREE MONTHS ENDED SEPTEMBER 30        NINE MONTHS ENDED SEPTEMBER 30
                                                ------------------------------       -------------------------------
                                                   1999               1998               1999               1998
                                                -----------       ------------       ------------       ------------
SALES                                           $ 3,486,477       $  3,230,247       $  8,672,463       $  6,797,010
  Cost of sales                                   2,254,833          1,931,264          6,318,652          4,405,729
                                                -----------       ------------       ------------       ------------

GROSS MARGIN                                      1,231,644          1,298,983          2,353,811          2,391,281

EXPENSES
  Sales, general and administrative               5,675,071          2,725,494         13,408,613          7,655,307
  Research and development                        2,112,131          1,636,605          5,986,419          5,004,593
                                                -----------       ------------       ------------       ------------

                                                  7,787,202          4,362,099         19,395,032         12,659,900
                                                -----------       ------------       ------------       ------------

Loss from operations before interest             (6,555,558)        (3,063,116)       (17,041,221)       (10,268,619)

Interest income                                     209,032             43,284            351,253            200,046
Interest and financing expense                     (683,018)          (317,360)        (1,783,472)          (434,530)
                                                -----------       ------------       ------------       ------------

NET LOSS FOR THE PERIOD                         $(7,029,544)      $ (3,337,192)      $(18,473,440)      $(10,503,103)

Weighted average number of common
       shares outstanding                         9,600,049          7,592,824          9,508,358          7,416,393
                                                -----------       ------------       ------------       ------------

BASIC AND FULLY DILUTED LOSS PER SHARE (1)      $     (0.82)      $      (0.44)      $      (2.03)      $      (1.42)
                                                ===========       ============       ============       ============


(1) The calculation of loss per share for the 3 months ended September 30, 1999 includes the accretion of discount and accrual of dividends on convertible preferred stock in the amounts of $195,066 and $636,519, respectively, which are charged directly to deficit and not included in the net loss for the period in the statement of operations.

                              VISIBLE GENETICS INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (UNAUDITED, UNITED STATES DOLLARS)

                                                                          NINE MONTHS ENDED SEPTEMBER 30
                                                                         -------------------------------
                                                                             1999               1998
                                                                         ------------       ------------
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
        Net Loss for the period                                          $(18,473,440)      $(10,503,103)
        Add: Items not involving cash -
             Depreciation                                                   1,211,244            736,522
             Amortization                                                     291,988            157,518
             In-process research and development acquired                        --              700,000
             Non cash financing expense related to warrants granted         1,285,376               --
             Foreign exchange                                                 (11,276)              --
        Increase ( decrease ) from changes in -
             Trade receivables                                             (1,504,405)        (1,850,626)
             Other receivables                                                734,538           (299,285)
             Prepaid and deposits                                            (289,077)          (375,360)
             Inventory                                                        317,217         (1,962,192)
             Accounts payable                                                (772,182)         2,032,057
             Accured liabilities                                             (178,868)           508,102
                                                                         ------------       ------------

                                                                          (17,388,885)       (10,856,367)
                                                                         ============       ============


Financing activities
             Common shares issued, net of expenses                          1,927,377            683,284
             Convertible preferred stock issued, net of expenses           29,176,857               --
             Repayment of term loan                                        (4,100,000)              --
             Other equity issuances                                            11,438            394,925
             Short term borrowings                                               --            6,901,885
             Capital lease obligation                                            --              (19,815)
             Long-term debt                                                      --            1,346,328
             In process research and development acquired for cash               --             (209,125)
                                                                         ------------       ------------

                                                                           27,015,672          9,097,482
                                                                         ============       ============

Investing activities
             Short-term investments                                        (4,058,980)         5,721,222
             Purchase of fixed assets                                      (1,504,908)        (2,680,532)
             Licenses and patents acquired                                   (440,031)          (643,650)
                                                                         ------------       ------------

                                                                           (6,003,919)         2,397,040
                                                                         ============       ============

Increase in cash during the period                                          3,622,868            638,155
CASH, BEGINNING OF PERIOD                                                   6,165,924          1,866,679
                                                                         ------------       ------------

CASH, END OF PERIOD                                                      $  9,788,792       $  2,504,834
                                                                         ============       ============

                              VISIBLE GENETICS INC.
                  CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
                       (UNAUDITED, UNITED STATES DOLLARS)

                                                NINE MONTHS ENDED SEPTEMBER 30
                                                   1999               1998
                                                -----------       -----------
Net loss for the period                         (18,473,440)      (10,503,103)
Other comprehensive income:
  Foreign currency translation adjustments         (489,326)             --
                                                -----------       -----------
Comprehensive loss for the period               (18,962,766)      (10,503,103)
                                                -----------       -----------


                              VISIBLE GENETICS INC.
                       CONSOLIDATED STATEMENTS OF DEFICIT
                       (UNAUDITED, UNITED STATES DOLLARS)

                                                          NINE MONTHS ENDED SEPTEMBER 30
                                                             1999              1998
                                                          -----------       -----------
Deficit, beginning of year                                (34,151,257)      (19,260,296)
Net loss for the period                                   (18,473,440)      (10,503,103)
Accretion of discount on convertible preferred stock         (195,066)             --
Accrual of dividend on convertible preferred stock           (636,519)             --
                                                          -----------       -----------
Deficit, end of the period                                (53,456,282)      (29,763,399)
                                                          -----------       -----------